Exhibit 2.0

DESCRIPTION OF SECURITIES

General

The Company is incorporated under the Business Corporations Act (Ontario) (the “OBCA”). The rights of holders of the Company’s securities are governed by the laws of the Province of Ontario, including the OBCA, the applicable laws of Canada, the Company’s Certificate and Articles of Continuance and all amendments thereto (the “Company’s articles”), and the Company’s Amended and Restated Bylaws, as amended (the “Company’s bylaws”). The following summary of the rights of the share capital of the Company is not complete and is qualified in its entirety by reference to the Company’s articles and the Company’s bylaws, each of which are incorporated herein by reference as an exhibit to the Annual Report on Form 20-F (the “Form 20-F”) of which this Exhibit 2 is a part.

Common Shares and Special Voting Share

Authorization; Shares Issued and Outstanding. The authorized capital of POET Technologies Inc. (the “Company”) consists of an unlimited number of common shares, without par value, and one special voting share. The number of common shares that were issued and outstanding as of the last day of the fiscal year ended December 31, 2019 is provided on the cover of the Form 20-F, and the special voting share was not issued or outstanding. The common shares may be held in either certificated or uncertificated form.

Voting Rights. Holders of common shares are entitled to one vote per common share held thereby. The holder of the special voting share, if any, is entitled to a number of votes as is equal to the number of common shares that may be acquired upon exercise of the holder of the exchange rights attached to all outstanding shares of exchangeable common stock of the Company as of the close of business on the record date for the applicable meeting. The holders of common shares and the holder, if any, of the special voting share vote together as a single class on all matters, unless voting as a separate class is required by applicable law.

Dividends and Other Distributions. Pursuant to the Company’s bylaws, holders of common shares and the special voting share are entitled to receive such dividends as may be declared by the board of directors of the Company and to receive the residual property and assets of the Company upon dissolution or winding-up. Any dividend that remains unclaimed after six years from the date on which the dividend was declared to be payable is forfeited and reverts to the Company.

Rights and Preferences. The common shares and the special voting share are not subject to any future call or assessment, and there are no pre-emptive, conversion or redemption rights or sinking fund provisions attached to such shares. For a description of other rights of the Company’s common shareholders and a comparison to the rights available to common shareholders of U.S. companies, see “The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.” in Item 3.D. “Risk Factors” in the Form 20-F.

Limitations on Rights to Own Securities.

No share may be issued until it is fully paid.

Neither Canadian law nor the Company’s articles or bylaws limit the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”), as amended by the World Trade Organization Agreement Implementation Act (the “WTOA Act”). The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares of the Company by a non-Canadian (other than a “WTO Investor,” as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were CAD$5.0 million or more (provided that immediately prior to the implementation of the investment the Company was not controlled by WTO Investors). An investment in common shares of the Company by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment the Company was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company and the value of the assets of the Company equaled or exceeded certain threshold amounts determined on an annual basis.

The threshold for a pre-closing net benefit review depends on whether the purchaser is: (a) controlled by a person or entity from a member of the WTO; (b) a state-owned enterprise (SOE); or (c) from a country considered a “Trade Agreement Investor” under the Investment Act. A different threshold also applies if the Canadian business carries on a cultural business. The 2020 threshold for WTO investors that are SOEs will be $428 million based on the book value of the Canadian business' assets, up from $416 million in 2019. The 2020 thresholds for review for direct acquisitions of control of Canadian businesses by private sector investor WTO investors ($1 billion) and private sector trade-agreement investors ($1.5 billion) remain the same and are both based on the "enterprise value" of the Canadian business being acquired.

A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the common shares of the Company. The acquisition of less than a majority, but at least one-third of the shares, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company is not controlled in fact by the acquirer through the ownership of the shares. In general, an individual is a WTO Investor if he or she is a “national” of a country (other than Canada) that is a member of the WTO (“WTO Member”) or has a right of permanent residence in a WTO Member. A corporation or other entity will be a “WTO Investor” if it is a “WTO Investor-controlled entity,” pursuant to detailed rules set out in the Investment Act. The U.S. is a WTO Member. Certain transactions involving Company common shares would be exempt from the Investment Act, including:

• an acquisition of the shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities;

• an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

• an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

Stockholder Ownership Disclosure Threshold in Bylaws. Neither the Company’s articles nor the Company’s bylaws contains a provision governing the ownership threshold above which shareholder ownership must be disclosed. Pursuant to securities legislation, an Early Warning Report and an Insider Report must be filed if a shareholder obtains ownership on a partially diluted basis of 10% or greater of the Company.

Procedures to Change the Rights of Shareholders. In order to change the rights of Company shareholders with respect to certain fundamental changes as described in Section 168 of the OBCA, the Company would need to amend the Company’s articles to effect the change. Such an amendment would require the approval of holders of two-thirds of the votes of the Company’s common shares, and any other shares carrying the right to vote at any general meeting of the shareholders of the Company, cast at a duly called special meeting.

Impediments to Change of Control. In 2016, the Canadian Securities Administrators (the “CSA”) enacted amendments (the “Bid Amendments”) to the Take-Over Bid Regime. The Bid Amendments, which are very significant, are contained in National Instrument (NI) 62-104.

The Bid Amendments were intended to enhance the quality and integrity of the take-over bid regime and rebalance the current dynamics among offerors, offeree issuer boards of directors (“Offeree Boards”), and offeree issuer security holders by (i) facilitating the ability of offeree issuer security holders to make voluntary, informed and coordinated tender decisions, and (ii) providing the Offeree Board with additional time and discretion when responding to a take-over bid.

Specifically, the Bid Amendments require that all non-exempt take-over bids (1) receive tenders of more than 50% of the outstanding securities of the class that are subject to the bid, excluding securities beneficially owned, or over which control or direction is exercised, by the offeror or by any person acting jointly or in concert with the offeror (the Minimum Tender Requirement); (2) be extended by the offeror for an additional 10 days after the Minimum Tender Requirement has been achieved and all other terms and conditions of the bid have been complied with or waived (the 10 Day Extension Requirement); and (3) remain open for a minimum deposit period of 105 days (the Minimum 105 Day Bid Period) unless (a) the offeree board states in a news release a shorter deposit period for the bid of not less than 35 days, in which case all contemporaneous take-over bids must remain open for at least the stated shorter deposit period, or (b) the issuer issues a news release that it intends to effect, pursuant to an agreement or otherwise, a specified alternative transaction, in which case all contemporaneous take-over bids must remain open for a deposit period of at least 35 days.

The Bid Amendments involved fundamental changes to the bid regime to establish a majority acceptance standard for all non-exempt take-over bids, a mandatory extension period to alleviate offeree security holder coercion concerns, and a 105 day minimum deposit period to address concerns that offeree boards did not have enough time to respond to an unsolicited take-over bid. The CSA determined not to amend National Policy 62-202 Defensive Tactics (NP 62-202) in connection with these amendments. They reminded participants in the capital markets of the continued applicability of NP 62-202, which means that securities regulators will be prepared to examine the actions of offeree boards in specific cases, and in light of the amended bid regime, to determine whether they are abusive of security holder rights.

After canvassing several commentaries concerning the new regime, the Company has concluded that:

• It will be much more difficult for hostile bidders as a result of target issuers having a much longer period of time to respond, concurrent with the added risk and cost to such bidders.

• There is good reason to expect that, except in unusual circumstances, regulators will not permit SRPs to remain in effect after a 105 day bidding period.

• A significant number of reporting issuers have not sought re-approval of their SRPs since the amendments were introduced and those that have sought to renew their SRPs have been required to amend the plans to comply with the new rules.

• A large part of the traditional rationale for adopting SRPs has now been eliminated.

The Company believes that the amended take-over bid rules provide adequate protection against hostile bids. Having said that, it has been suggested that the new rules do not protect against creeping take-over bids for control which are exempt from the rules (such as the accumulation of 20% or more of the issuer’s shares through market transactions or the acquisition of a control block through private agreements with a few large shareholders). These activities would however be identifiable through the early warning filing requirements. If, prior to making a determination that the Company ought to adopt a “strategic” SRP at an annual or special meeting of shareholders, the Company were faced with a hostile bid that the Company believed was not in the best interests of the Company and its shareholders, the directors could adopt a “tactical” plan which the Company could take to the shareholders for approval. Nevertheless, at this point in time, the Company is of the opinion that such action is not necessary and the shareholders should be the best arbiters of when “the pill must go”.